                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 6)

                            IMPCO TECHNOLOGIES, INC.
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   45255W106
                                 (CUSIP Number)

                          Questor Partners Fund, L.P.
                      Questor Side-by-Side Partners, L.P.
                             103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                                 (302) 478-6160
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

          Robert Denious               Michael J. Coleman, Esq.
          4000 Town Center             Shearman & Sterling
          Suite 530                    555 California Street, Suite 2000
          Southfield, MI 48075         San Francisco, CA 94104
          Telephone: (248) 213-2200    Telephone: (415) 616-1100

                               January 19, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 1 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Partners Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          948,227
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             68,099
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          948,227
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          68,099
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,016,326
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Side-by-Side Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          68,099
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             948,227
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          68,099
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          948,227
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,016,326
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

          This Amendment No. 6 ("Amendment No. 6") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998, as amended, by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

          Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.   Purpose of Transaction.
          ----------------------

          The following text is added to Item 4 of the Schedule 13D:

          "Between November 29, 2000 and January 16, 2001, Questor Partners and Questor SBS sold an aggregate of 99,000 Common Shares in open market transactions. See Item 5(c) below. As a result of such sales, the options that Questor Partners and Questor SBS had previously granted pursuant to the Option Agreements dated June 5, 1998 (the "Option Agreements") described in this
Schedule 13D have become exercisable. Pursuant to the Option Agreements, Questor Partners and Questor SBS granted options to four persons (Robert Stemmler, President and Chief Executive Officer of Impco, Syed Hussain, Vice President of Technology and Automotive OEM Operations of Impco, Dale Rasmussen, Senior Vice President and Secretary of Impco, and David O'Neal) to purchase from Questor Partners and Questor SBS up to an aggregate of 406,633 Common Shares at a price of $13.75 per Common Share. Questor Partners and Questor SBS have provided notice to the optionholders of the occurrence of an exercise event under the Option Agreements and each optionholder has provided written notice to Questor Partners and Questor SBS of his irrevocable election to exercise his option in full. The closings of the option exercises are scheduled to occur within 30-60 days.

          As indicated in Item 4 of this Schedule 13D, Questor Partners and Questor SBS from time to time intend to review their investment in IMPCO on the basis of various factors, including IMPCO's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for IMPCO's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Questor Partners and Questor SBS will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time."


Item 5.   Interest in Securities of Issuer.
          ---------------------------------

          Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

          (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 10,274,377 Common Shares being outstanding as of November 30, 2000 (according to Impco's Quarterly Report on Form 10-Q for the fiscal quarter ended October, 2000).


                                              Beneficial Ownership
                            Number of            Percentage of
                          Common Shares          Common Shares
                      ---------------------  ----------------------
Questor Partners                    948,227                    9.2%
Questor SBS                          68,099                    0.7%
                      ---------------------------------------------
Total                             1,016,326                    9.9%

          Except as set forth above, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which Questor
Partners and Questor SBS (i) have sole voting power, (ii) share voting power,
(iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) Questor Partners and Questor SBS sold Common Shares in the following open market transactions (93.3% and 6.7% of the shares sold in each transaction were for the account of Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P., respectively):

                       Number of           Price Per
Date of Sale         Common Shares       Common Share
-------------------  -------------       ------------
November 29, 2000              500           $17.25
                             8,500           $17.0625
                             1,000           $17.00
November 30, 2000            3,000           $17.125
                            10,000           $17.00
December 1, 2000             2,100           $17.00
January 5, 2001              2,000           $15.5625
                             8,000           $15.50
                             7,500           $15.625
                             4,500           $15.50
                             8,000           $15.50
January 8, 2001              1,500           $15.25
                               500           $14.00
                             9,500           $14.00
                             1,000           $14.4375
                             1,500           $14.375
                             2,500           $14.25
                             1,000           $14.50

                       Number of           Price Per
Date of Sale         Common Shares       Common Share
-------------------  -------------       ------------
January 9, 2001              2,400           $14.25
                             1,000           $14.00
January 10, 2001             3,000           $14.00
                             3,000           $14.00
                             3,000           $14.25
                             3,000           $14.25
                             3,000           $14.25
                             3,000           $14.25
                             3,000           $14.25
January 16, 2001             2,000           $19.06

          Except as described in this Statement on Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d) None.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
          ---------------------------------------------------------
          with respect to Securities of Issuer.
          ------------------------------------

          The following text is added to Item 6 of the Schedule 13D:

          "See the references in Item 4 above to the exercise of the options granted under the Option Agreements."

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

January 22, 2001             Questor Partners Fund, L.P.

                             By:  Questor General Partner, L.P., its
                                  general partner

                             By:  Questor Principals, Inc., its
                                  general partner


                             By:  /s/ Robert Denious
                                  -----------------------------------
                             Name:  Robert Denious



                             Questor Side-by-Side Partners, L.P.

                             By:  Questor Principals, Inc., its
                                  general partner


                             By:  /s/ Robert Denious
                                  -----------------------------------
                             Name:  Robert Denious